CERTIFICATION

Pursuant to 18 U.S.C. section 1350, the undersigned officer of Concordia International Corp. (the “Corporation”) hereby certifies, to such officer’s knowledge, that the Corporation’s annual report on Form 40-F for the fiscal year ended December 31, 2016 (the “Report”) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the U.S. Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Edward Borkowski
Name:	Edward Borkowski
Title:	Chief Financial Officer

March 15, 2017